United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3 filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on June 19, 2018 (File Nos. 333-225723 and 333-225723-01, respectively), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

This report incorporates by reference our current report on Form 6-K furnished to the SEC on April 28, 2020 (SEC Accession No: 0001104659-20-052599), containing our unaudited condensed consolidated interim financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 and March 30, 2019 (the “Interim Financial Statements”), prepared and presented in accordance with IAS 34, Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are accordingly incorporated by reference in the registration statements on Form F-3 referred to in the preceding paragraph.

Recent developments

COVID – 19 Pandemic

We continue to closely evaluate the impact of COVID-19 pandemic on our business. In the last months, the number of COVID-19 cases and deaths have increased significantly in Brazil, where most of our operations are concentrated.  The COVID-19 situation is evolving and could have a material adverse impact on us, particularly if authorities order the suspension of our activities or impose other restrictions on our operations to fight the pandemic, or if there is a significant disruption of our production or supply chain or a decline in customer demand.  Brazilian authorities have been closely monitoring and investigating the impact of COVID-19 in a number of our operations, including our operations in Carajás, Salobo III, Itabira and Tubarão.  If, as a result of these investigations or a broader lockdown of industrial or mining activities in the locations where we operate, any of our operations is suspended or restricted for an extended period of time, our production (including our announced production guidance), sales volume and expenses may be materially and adversely affected. See also our annual report on Form 20-F for the year ended December 31, 2019, “Overview—Business overview—Significant changes in our business” and “Risk factors—Developments relating to the outbreak of the coronavirus may have a material adverse impact on our financial conditions or results of operations.”

We have implemented a number of measures intended to protect the health and safety of direct and indirect employees at our sites, including testing workers for COVID-19 at our operational sites, and imposing quarantine restrictions on employees who test positive or who had contact with employees who tested positive.  These measures also include recommending home office for employees who are in vulnerable groups or whose physical presence is not necessary, restricting access to operational sites to essential personnel, adjusting operational sites and transportation procedures to observe social distancing, and daily body temperature screening of workers upon arrival at our operational sites.

Below is a summary of the recent investigations and other proceedings to which certain of our Brazilian operations have been subjected.

A) Suspension of activities at our Itabira mining complex

From June 5, 2020 to June 17, 2020, our activities at the Itabira mining complex in the State of Minas Gerais, located in our Southeastern system, were suspended by a ruling of the Regional Labor Court of Appeals (Tribunal Regional do Trabalho – TRT) of the 3rd Region, in Belo Horizonte. The ruling gave effect to a suspension order originally issued by federal labor inspectors based on an alleged increase of COVID-19 infections shown by rapid tests and an alleged failure of Vale to comply with health safety protocols.

On June 17, 2020, the federal labor inspectors revoked their initial suspension order, after concluding, in a new technical report, that the additional safety measures we implemented were satisfactory to mitigate the risk of workers’ infection at the Itabira mining complex. As a result, the legal proceedings seeking suspension of our activities at the Itabira mining complex were terminated. The impact of this temporary suspension of operations at our Itabira mining complex on our iron ore production was less than one million tons.

B) Civil investigation into COVID-19 cases in Carajás

In June 2020, the Federal Labor Prosecutors’ Office (Ministerio Público do Trabalho or “MPT”) in the State of Pará commenced a civil investigation into alleged increases of COVID-19 infections in our iron ore operations in Carajás and base metals operations of Salobo III plant based in that site. The labor inspectors inspected our operations, and we have been cooperating with the investigation. As part of the investigation, we presented to the labor prosecutors the measures that we have implemented to protect the health and safety of our workers, but there can be no assurance that the MPT will not seek to impose additional measures or to suspend our operations in Carajás as a result of concerns related to COVID-19.

C) Administrative proceeding on COVID-19 cases in the Tubarão complex

In March 2020, Federal Labor Prosecutors’ Office in the State of Espírito Santo commenced an administrative proceeding to review the measures we adopted to mitigate the risk of infection by COVID-19 at our operations in the Tubarão complex. We have been notified by the prosecutors and have answered all of their requests for information. As part of this proceeding, we have requested a meeting with the labor prosecutors to discuss the measures that we have implemented at the complex to protect the health and safety of our workers. We are still awaiting an answer from the labor prosecutor to our meeting request.

Public civil action filed by the Public Prosecutor’s Office of the State of Minas Gerais under the Brazilian Clean Company Act

The Public Prosecutors’ Office of the State of Minas Gerais (“MPMG”) commenced a public civil action against us, before a state court in the city of Brumadinho, claiming that we concealed relevant information about the stability of Dam I by presenting a false declaration of stability, which the MPMG alleges adversely affected oversight by public authorities concerning the stability of the dam and allegedly allowed us to omit relevant information about the dam and its risks. The MPMG claims that this alleged conduct comprises interference with the oversight of public authorities that is prohibited under the Brazilian Clean Company Act (Federal Law No. 12,846/2013). On May 26, 2020, the court granted a preliminary injunction, requested by the MPMG, ordering that we post bond in the amount of approximately R$ 7.9 billion to secure the payment of fines and the potential loss of assets, rights and other values in case the action is eventually decided against us. On June 11, 2020, the Court of Appeals of the State of Minas Gerais partially suspended the injunction that ordered us to post bond, pending a decision on our appeal against this injunction. We will continue to vigorously contest this action, which we believe is without merit.

Public civil action requesting cancellation of mining and environmental licenses in Minas Gerais

On June 4, 2020, we were notified of a new public civil action brought by a civil association against the State of Minas Gerais, the Brazilian Federal Mining Agency (Agência Nacional de Mineração) and us, before a federal court in Minas Gerais, requesting the cancellation of our mining and environmental licenses to operate the Mar Azul, Tamanduá and Capão Xavier mines in our Southern System, and requesting an injunction to suspend such licenses and, consequently, our operations at these mines. The plaintiff, an association that represents owners of properties located close to these mines, alleges, among other matters, that our mining activities at these mines are contaminating water springs in the region. We submitted a response to this request for injunction on June 8, 2020, and a decision on the injunction is expected to be issued soon. We will vigorously contest this action, which we believe is without merit.  Our mining operations at the Mar Azul and Tamanduá mines are currently suspended, and the production at the Capão Xavier mine is approximately 6.5 million tons on an annual basis.

Municipal operating permit for a tailings dam at the Viga mine

On June 29, 2020, we were informed of a decision issued by an appellate judge at the Court of Appeals of the State of Minas Gerais suspending a lower court decision that ordered the municipality of Jaceaba to issue an operating permit for a tailings dam located at our Viga mine, in the Southern System. If the municipality of Jeceaba decides to revoke this operating permit, which had been issued to comply with the lower court decision, we will be required to halt our operations at the Viga concentration plant, with a potential estimated impact to our iron ore production of approximately 330 thousand tons of iron ore per month. Our operations at the Viga mine would not be affected by the revocation of this permit. We will appeal this decision in the coming days.

Update on putative securities class action in the United States relating to the rupture of Dam I in Brumadinho

In May 2020, our motion to dismiss the putative securities class action against us relating to the Dam I rupture was denied by the United States District Court for the Eastern District of New York.

Exclusivity agreement for sale of Vale New Caledonia

On May 25, 2020, we entered into an exclusivity agreement with New Century Resources Limited to negotiate the sale of our ownership interest in Vale Nouvelle-Calédonie S.A.S. (“VNC”), which operates nickel assets located in New Caledonia. Given the terms under discussion, we will treat our investment held at VNC as an “asset held for sale” and we expect to record an impairment charge of US$400 million in our consolidated financial statements for the period ending on June 30, 2020.

Ongoing review of our dams and similar structures

We are reviewing our active and inactive mining sites to improve geotechnical management and ensure compliance with applicable rules. As part of this review, we determined that certain structures that retain deposits of tailings or sediments at certain of our mining sites should be classified as dams, pursuant to applicable Brazilian regulations. Following this determination, we registered these structures as dams with the competent government agencies.

All of these structures are inactive. We are conducting a detailed technical analysis of these structures to obtain further details of their characteristics and conditions.  Depending on the conclusions of this technical analysis, we may be required to take additional measures or to decharacterize these dams, in order to comply with applicable legal requirements. We will prepare appropriate emergency plans for the structures that are required to have one, according to Brazilian regulations, and will comply with other obligations applicable to these structures. Some of these structures will not require emergency plans or additional measures, due to their small size and deposit classification.

As a preventive measure, we have triggered level 1 emergency protocol for three of these structures (now classified as dams), until their full technical analysis is completed. Two of these structures, dams 6 and 7A, are located at the Águas Claras mine, in the city of Nova Lima, and one, the Area IX dam, is located at the Fábrica Mine, in the city of Ouro Preto, all in the state of Minas Gerais. This emergency protocol does not require the evacuation of the population downstream of the dam and does not indicate an imminent safety risk. The activation of level 1 emergency protocol for these dams does not impact our 2020 production plan, as the Águas Claras mine is no longer operational and operations at the Fábrica mine have been suspended since February 2019.

We have received requests for additional information from authorities concerning these structures, and we are cooperating with the authorities. As part of our ongoing review of our mining sites, we may identify other structures that should be classified as dams under applicable regulations, which would trigger additional obligations or precautionary measures.  These measures could impact our production, cause the suspension of operations and generate additional costs, which could materially and adversely affect our business.

Review of Fundação Renova’s remediation and compensation programs

We are conducting, together with Fundação Renova and BHP Billiton Brasil Ltda. (“BHP”), an annual review of the remediation and compensation programs conducted by Fundação Renova in the region affected by the 2015 rupture of the Fundão dam owned by Samarco Mineracão S.A. (“Samarco”), a subsidiary that is jointly owned by us and BHP.  Also, on July 2, 2020, the 12th federal court in Belo Horizonte issued a decision establishing standards for the determination of damages payable by Fundação Renova for certain categories of workers or professionals impacted by the contamination of the Doce River and who resided in one of the cities located along the Doce River at the time of the rupture of the dam in 2015.  This decision does not set a total amount payable by Fundação Renova, but establishes amounts payable for each member of specified categories of workers or professionals and the requirements that must be demonstrated by each worker or professional to be entitled to receive these payments.  The decision is subject to appeal and only benefits workers or professionals who resided at one specific city, but other similar proceedings are pending.  Under the agreements we entered with authorities for compensation and reparation of damages resulting from Samarco’s dam rupture, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHP must ratably bear the funding requirements under the agreements. See our annual report on Form 20-F for the year ended December 31, 2019, “Overview—Rupture of Samarco’s tailings dam in Minas Gerais”  and “Additional information—Legal proceedings—Legal proceedings related to the rupture of Samarco's tailings dam in Minas Gerais.”

As of March 31, 2020, we had a US$1,083 million provision associated with our remediation and compensation obligations under the agreements with authorities in connection with Samarco’s dam failure. As a result of the ongoing review of Fundação Renova’s programs and the July 2, 2020 court decision, we may revise our estimates of future expenses associated with these obligations and may charge additional provisions relating to Samarco’s dam rupture in our financial statements as of and for the six months ended June 30, 2020.

Results of operations for the THREE-month PERIODs ended MARCH 31, 2020 and MARCH 31, 2019

During the three-month period ended March 31, 2020, we recorded a net income attributable to our stockholders of US$239 million, compared to a loss of US$1.642 billion in the same period of 2019. The US$1.881 billion increase was mostly driven by the impact of provisions recognized in the three-month period ended March 31, 2019 related to the rupture of dam I at the Córrego do Feijão mine (“Dam I”) in Brumadinho (US$4.504 billion), partially offset by lower revenues in our Ferrous Minerals segment (impact of US$1.047 billion). This is also reflected in our Adjusted EBITDA, which totaled US$2.882 billion in the three-month period ended March 31, 2020 compared to a loss of US$652 million for the same period in 2019. Our Adjusted EBITDA was positively impacted by the devaluation of the Brazilian real in relation to the U.S. dollar (impact of US$1.145 billion), while our financial results were negatively impacted, mainly due to the fair value loss on derivatives used to hedge some of our Brazilian real-denominated commitments and the increase in the value (measured in Brazilian reais) of our net liabilities denominated in U.S. dollars. Adjusted EBITDA is a non-GAAP measure, which is calculated using net income or loss and adding (i) depreciation, depletion and amortization, (ii) income taxes, (iii) financial results, net, (iv) equity results and other results in associates and joint ventures, (v) impairment and disposal of non-current assets, and (vi) dividends received and interest from associates and joint ventures. For more information and the reconciliation of our Adjusted EBITDA to our net income (loss), see “Adjusted EBITDA” below.

Consolidated Net Operating Revenues

For the three-month period ended March 31, 2020, our net operating revenues were US$6.969 billion, 15.0% lower than net operating revenues for the same period in 2019, which were US$8.203 billion. The decrease resulted from lower revenues in our Ferrous Minerals segment (impact of US$1.047 billion) due to lower sales volumes. Lower sales volumes resulted from, among other things, stoppages in certain of our operating facilities in the state of Minas Gerais following the rupture of Dam I.

Net operating revenue by segment

The following table summarizes our net operating revenues by product for the periods indicated.

	Three-month period ended March 31,
	2020	2019	% change
	(US$ million, except for %)
Ferrous minerals:
Iron ore	4,311	4,477	(3.7)%
Iron ore pellets	852	1,674	(49.1)
Ferroalloys and manganese	46	85	(45.9)
Other ferrous products and services	87	107	(18.7)
Subtotal	5,296	6,343	(16.5)
Base metals:
Nickel and other products(1)	1,044	980	6.5
Copper (2)	383	471	(18.7)
Subtotal	1,427	1,451	(1.7)
Coal	148	333	(55.6)
Others	98	76	28.9
Net operating revenues	6,969	8,203	(15.0)

(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

Sales volumes

Production and sales of iron ore fines and iron ore pellets decreased mainly as a result of the suspension of operations following the rupture of Dam I and the stronger than usual weather-related seasonality. The following table sets forth our principal products and the total volumes sold of each product in each of the periods indicated:

	Three-month period ended March 31,
	2020	2019	% change
	(thousand metric tons, except where indicated)
Ferrous minerals:
Iron ore fines	51,445	55,204	(6.8)%
Iron ore pellets	7,311	12,314	(40.6)
Manganese	219	252	(13.1)
Ferroalloys	27	25	8.0
ROM (run of mine)	211	211	-
Base metals:
Nickel	44	50	(12.0)
Copper	59	58	1.7
Copper as nickel coproduct	31	32	(3.1)
PGMs (000’ oz.)	91	76	19.7
Gold (000’ oz.)	109	103	5.8
Silver (000’ oz.)	767	505	51.9
Cobalt (metric tons)	1,183	1,173	0.9
Coal:
Thermal coal	860	1,103	(22.0)
Metallurgical coal	706	1,291	(45.3)

Average realized prices

The following table sets forth our average realized sales prices for our principal products for each of the periods indicated. We determine the average realized sales prices based on our net operating revenues, which consist of the price charged to our customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value added tax.

	Three-month period ended March 31,
	2020	2019	% change
	(US$ per metric ton, except where indicated)
Ferrous minerals:
Iron ore	83.80	81.09	3.3%
Iron ore pellets	116.55	135.91	(14.2)
Manganese	107.40	227.78	(52.8)
Ferroalloys	870.72	1,162.70	(25.1)
Base metals:
Nickel	14,434.43	12,570.65	14.8
Copper	3,857.94	6,051.20	(36.2)
Copper as nickel coproduct	4,049.47	5,941.90	(31.8)
Gold (US$/oz)	1,636.49	1,279.08	27.9
Silver (US$/oz)	15.81	15.24	3.7
Cobalt	26,916.30	25,886.24	4.0
Coal:
Thermal coal	63.54	67.71	(6.2)
Metallurgical coal	132.91	200.22	(33.6)

The following table summarizes, for each of the periods indicated, the distribution of our net operating revenues based on the geographical location of our customers:

	Net operating revenues by destination
	Three-month period ended March 31,
	2020		2019
	(US$ million)	(% of total)	(US$ million)	(% of total)
North America
Canada	204	2.9%	220	2.7%
United States	289	4.1	307	3.7
	493	7.1	527	6.4
South and Central America
Brazil	725	10.4	765	9.3
Other	95	1.4	161	2.0
	820	11.8	926	11.3
Asia
China	3,196	45.9	3,387	41.3
Japan	484	6.9	632	7.7
South Korea	240	3.4	292	3.6
Taiwan	132	1.9	142	1.7
Other	239	3.4	341	4.2
	4,291	61.6	4,794	58.4
Europe
Germany	376	5.4	380	4.6
United Kingdom	35	0.5	62	0.8
Italy	58	0.8	66	0.8
France	101	1.4	127	1.5
Other	517	7.4	660	8.0
	1,087	15.6	1,295	15.8
Rest of the world	278	4.0	661	8.1
Total	6,969	100%	8,203	100%

Consolidated operating costs and expenses

Our cost of goods sold and services rendered decreased by US$423 million, or 9.0%, to US$4.278 billion in the three–month period ended March 31, 2020 from US$4.701 billion in the same period in 2019. Excluding depreciation, depletion and amortization, our cost of goods sold and services rendered decreased by US$404 million, reflecting lower sales volumes (US$534 million impact) and the positive effect of foreign exchange rates (US$250 million impact), which were partially offset by higher costs (US$381 million impact), mainly ferrous minerals costs (US$269 million impact), due to higher maintenance costs as a result of scheduled and unscheduled maintenance and higher demurrage costs, as a result of heavier than usual rainfall that affected the logistics chain and shipments in 2020.

Our selling and administrative expenses were US$115 million in the three-month period ended March 31, 2020, in line with the US$110 million recorded in the same period in 2019.

Our research and evaluation expenses totaled US$95 million in the three-month period ended March 31, 2020, an increase of US$24 million, or 33.8%, from the US$71 million expenses recorded in the same period in 2019, mostly due to an increase in our research and evaluation expenses associated with the base metals businesses.

Our pre-operating and operational stoppage expenses totaled US$268 million in the three-month period ended March 31, 2020, an increase of US$54 million from the US$214 million recorded in the same period in 2019, mainly due to the impact of stoppages of the Tubarão pellet plants (US$20 million of impact).

Our other operating expenses, net were US$62 million in the three-month period ended March 31, 2020, a 26.2% decrease from US$84 million recorded in the same period in 2019. The decrease was mainly due to lower provisions for litigation.

Expenses associated with the rupture of Dam I were US$159 million in in the three–month period ended March 31, 2020 and relate to incurred expenses with communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For the three-month period ended March 31, 2019, these expenses were US$4.504 billion mainly related to obligations assumed, including indemnification and donations to those affected by the event (US$2.423 billion), de-characterization of the upstream and centerline dams (US$1.855 billion), and other incurred expenses (US$226 million).

Cost of goods sold and services rendered by segment (excluding depreciation, depletion and amortization)

The following table presents, for each indicated period, our cost of goods sold and services rendered by segment and the percentage change from period to period.

	Three-month period ended March 31,
	2020	2019	% change
	(US$ million, except for %)
Ferrous minerals:
Iron ore	1,683	1,644	2.4%
Iron ore pellets	412	753	(45.3)
Ferroalloys and manganese	49	57	(14.0)
Other ferrous products and services	71	77	(7.8)
Subtotal	2,215	2,531	(12.5)
Base metals:
Nickel and other products (1)	661	688	(3.9)
Copper (2)	207	226	(8.4)
Subtotal	868	914	(5.0)
Coal	374	423	(11.6)
Others(3)	92	85	8.2
Total (excluding depreciation, depletion and amortization)	3,549	3,953	(10.2)
Depreciation , depletion and amortization	729	748	(2.5)
Total (including depreciation, depletion and amortization)	4,278	4,701	(9.0)%

(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
(3)	The line “Others” includes costs of other products and services.

Expenses by segment (excluding depreciation, depletion, amortization and impairment and disposal of non-current assets)

The following table summarizes, for each indicated period, our expenses (consisting of selling, and administrative expenses, research and evaluation expenses, pre-operating and operational stoppage, expenses relating to the failure of Dam I, and other operating expenses net of other revenues) by segment and the percentage change from period to period.

	Three-month period ended March 31,
	2020	2019	% change
	(US$ million, except for %)
Ferrous minerals:
Iron ore	217	189	14.8
Iron ore pellets	16	19	(15.8)
Ferroalloys and manganese	1	1	-
Other ferrous products and services	-	1	(100.0)
Subtotal	234	210	11.4
Base metals:
Nickel and other products (1)	33	27	22.2
Copper (2)	16	5	220.0
Subtotal	49	32	53.1
Coal	7	7	-
Brumadinho event (3)	159	4,504	(96.5)
Others (4)	164	177	(7.3)
Total (excluding depreciation, depletion and amortization)	613	4,930	(87.6)
Depreciation , depletion and amortization	86	53	62.3
Total (including depreciation, depletion and amortization)	699	4,983	(86.0)

(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
(3)	Expenses related to the failure of Dam I are not directly related to any of our operating activities. For this reason, they are recognized in the line Brumadinho Event and not allocated to any operating segment.
(4)	The line “Others” includes expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

Adjusted EBITDA

The table below shows a reconciliation of our consolidated adjusted EBITDA to our net income (loss) for the periods indicated.

	Three-month period ended March 31,
	2020	2019
	(US$ million)
Net income (loss) attributable to Vale’s stockholders	239	(1,642)
Loss attributable to non-controlling interests	(78)	(33)
Net income (loss)	161	(1,675)
Depreciation, depletion and amortization	815	801
Income taxes	(649)	(632)
Financial results, net	2,285	706
Equity results and other results in associates and joint ventures	166	(84)
Dividends received and interest from associates and joint ventures	75	28
Impairment and disposal of non-current assets	29	204
Total Adjusted EBITDA	2,882	(652)

Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support the decision-making in allocating resources. Adjusted EBITDA of a segment is calculated using operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets. For more information, see Note 4 to our Interim Financial Statements.

The following table summarizes the Adjusted EBITDA for each of our segments.

	Three-month period ended March 31,
	2020	2019
	(US$ million)
Ferrous minerals:
Iron ore	2,411	2,644
Iron ore pellets	424	902
Ferroalloys and manganese	(4)	27
Other ferrous products and services	16	29
Subtotal	2,847	3,602
Base metals:
Nickel and other products (1)	350	265
Copper (2)	160	240
Subtotal	510	505
Coal	(158)	(69)
Brumadinho Event (3)	(159)	(4,504)
Others (4)	(158)	(186)
Total Adjusted EBITDA	2,882	(652)

(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
(3)	Expenses related to the rupture of Dam I are not directly related to any of our operating activities. For this reason, they are recognized in the line Brumadinho Event and not allocated to any operating segment.
(4)	The line “Others” includes sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

Results of Operations by Segment

We discuss below, for each segment, the changes in our net operating revenues, cost of goods sold and services rendered (excluding depreciation, depletion and amortization), expenses (excluding depreciation, depletion and amortization and impairment charges) and Adjusted EBITDA. The expenses incurred in connection with remediation, indemnification and donations in respect of the rupture of Dam I are not directly related to our operating activities and, therefore, are not allocated to any operating segment.

Ferrous minerals

Our net operating revenues from sales of ferrous minerals totaled US$5.296 billion in the three-month period ended March 31, 2020, a 16.5% decrease from US$6.343 billion in the same period in 2019, mainly reflecting lower sales volumes of iron fines and iron ore pellets. Our average realized prices for iron ore fines in the three-month period ended March 31, 2020 were 3.3% higher than our average realized prices in the same period in 2019. Our average realized prices for iron ore pellets in 2020 were 14.2% lower than our average realized prices in the same period in 2019. Our sales volume of iron ore fines decreased by 6.8% and iron ore pellets by 40.6% in the three-month period ended March 31, 2020 compared to the same period in 2019.

Our cost of goods sold and services rendered from ferrous minerals, excluding depreciation, depletion and amortization, decreased by 12.5% in the three-month period ended March 31, 2020, to US$2.215 billion in the three-month period ended March 31, 2020 from US$2.531 billion in the same period in 2019. This decrease primarily reflects lower sales volumes, with an impact of US$391 million, mainly due to the partial stoppage of the Brucutu plant in the last quarter of 2019 following our decision to temporarily suspend the disposal of tailings at the Laranjeiras dam (located at the Brucutu plant), as a consequence of the assessment undertaken on the safety of that dam. Our cost of goods sold and services rendered from ferrous minerals in the three-month period ended March 31, 2020 was positively affected by exchange rate variation (impact of US$194 million).

Our net expenses from ferrous minerals, excluding depreciation, depletion and amortization, increased by 11.4%, to US$234 million in the three-month period ended March 31, 2020, compared to US$210 million in the same period in 2019, mainly as a result of the impact of stoppages of the production in the Tubarão pellet plants (impact of US$15 million).

Our Adjusted EBITDA from ferrous minerals was US$2.847 billion in the three-month period ended March 31,2020, a decrease of US$755 million, compared to our Adjusted EBITDA for the same period in 2019. This decrease primarily reflects the lower sales volumes (impact of US$589 million), which were partially offset by the positive impact of the Brazilian real devaluation (impact of US$232 million) and higher costs (impact of US$269 million) due to seasonal lower volumes, which resulted in lower production and in the reduction of fixed cost dilution, higher volumes of iron ore acquired from third parties, demurrage, fuel oil, maintenance and royalties.

Base metals

Our net operating revenues from sales of base metals totaled US$1.427 billion in the three-month period ended March 31, 2020, a 1.7% decrease from US$1.451 billion in the same period in 2019. The decrease was mainly due to lower sales volumes of nickel (12% decrease) reflecting weaker demand from Asia Pacific due to the COVID-19 pandemic and lower production from PT Vale Indonesia Tbk (“PTVI”) leading to lower sales of PTVI matte, and lower average realized sales prices of copper (36.2% decrease). This decrease was partially offset by higher average realized sales prices of nickel (14.8% increase) and higher platinum group metal (“PGM”) by-product credits compared to the same period in 2019.

Our cost of goods sold and services rendered from base metals, excluding depreciation, amortization and depletion, decreased by 5.0% in the three-month period ended March 31, 2020, to US$868 million during that period from US$914 million in the same period in 2019. This decrease primarily reflects lower sales volumes (impact of US$72 million), partially offset by higher costs (impact of US$67 million) due to operational issues at the Thompson mill during the quarter, unscheduled maintenance activities at the Garson mine and Copper Cliff Nickel Refinery, in Sudbury, and an unusual winter storm which shut down the Long Harbour refinery with scheduled maintenance activities in 2020, all of which resulted in lower production and in the reduction of fixed cost dilution. Our cost of goods sold and services rendered from base metals in the first quarter of 2019 was positively affected by exchange rate variation (impact of US$40 million) while there was no equivalent effect in the first quarter of 2020.

Our net expenses from base metals, excluding depreciation, amortization and depletion, increased 53.1% in the three-month period ended March 31, 2020, to US$49 million in that period from US$32 million in the same period in 2019. This increase reflects the higher research expenses related to the Hu’u copper project in Indonesia due to the more advanced stage of the project.

Our Adjusted EBITDA from base metals was US$510 million in the three-month period ended March 31, 2020, compared to US$505 million registered in the same period in 2019, mainly due to higher nickel prices, higher PGMs by-product credits, the effect of exchange rate variation, partially offset by higher costs, lower sales volumes of nickel and lower average realized prices for copper.

Coal

Our net operating revenues from sales of coal was US$148 million in the three-month period ended March 31, 2020, US$185 million lower than the US$333 million reported in the same period in 2019. The decrease is mainly attributable to lower sales volumes (impact of US$134 million), and lower average realized sales prices (impact of US$51 million) for both thermal and metallurgical coal. Sales volumes of thermal coal totaled 860 million metric tons (“Mt”) in the three-month period ended March 31, 2020, decreasing 243 Mt when compared to the same period in 2019, while sales volumes of metallurgical coal totaled 706 Mt in the three-month period ended March 31, 2020, decreasing 585 Mt in relation to the same period in 2019.

Our cost of goods sold and services rendered from coal, excluding depreciation, amortization and depletion, decreased by 11.6% to US$374 million in the three-month period ended March 31, 2020, from US$423 million in the same period in 2019, mainly due to lower sales volumes for both thermal and metallurgical coal, partially offset by negative effects from the impact of fixed cost dilution on lower volumes, higher logistics costs and higher maintenance at our processing plants.

Our net expenses from coal, excluding depreciation, amortization and depletion, totaled US$7 million in the three-month period ended March 31, 2020, in line with the coal expenses for the same period in 2019.

Our Adjusted EBITDA from coal was a loss of US$158 million in the three-month period ended March 31, 2020, US$89 million higher than the loss of US$69 million we reported in the same period in 2019, mainly due to lower sales volumes, lower realized sales prices, which in turn was partially offset by seasonally higher interest received by Vale from the service of the Nacala Logistic Corridor debt (impact of US$47 million).

Impairment and disposals of non-current assets

In the three-month period ended March 31, 2020, we recorded an impairment of non-current assets and onerous contracts of US$29 million due to non-viable projects and operating assets written off through sale or obsolescence. In the same period in 2019, we recorded a loss of US$204 million mainly due to the write-off of the Córrego do Feijão mine (Brumadinho event) and those related to other of our upstream dams in Brazil.

Financial results, net

The following table details our financial results, net, for the periods indicated.

	Three-month period ended March 31,
	2020	2019
	(US$ million)
Financial income (1)	107	97
Financial expenses (2)	(525)	(808)
Gains (losses) on derivatives, net	(1,384)	93
Net foreign exchange losses - Loans and borrowings	(1,013)	(10)
Other foreign exchange gains, net	549	3
Indexation losses, net	(19)	(81)
Financial results, net	(2,285)	(706)

(1) Includes short-term investments and other financial income (see note 6 to our Interim Financial Statements)

(2) Includes loans and borrowings gross interest, capitalized loans and borrowing costs, participative stockholders’ debentures, interest on REFIS, interest on lease liabilities, financial guarantees and others financial expenses (see note 6 to our Interim Financial Statements).

In the three-month period ended March 31, 2020, our financial results, net, was an expense of US$2.285 billion, compared to an expense of US$706 million in the same period in 2019. This mainly resulted from:

•	Net foreign exchange loss of US$1.013 billion in the three-month period ended March 31, 2020 compared to net foreign exchange loss of US$10 million in the same period in 2019, mainly due to the 29% depreciation of the Brazilian real against the U.S. dollar in the three-month period ended March 31, 2020, compared to a 1% depreciation of the Brazilian real in the same period in 2019; and

•	The net effect of fair value changes in derivatives, which represented a loss of US$1.384 billion in the three-month period ended March 31, 2020 compared to a gain of US$93 million in the same period in 2019. This variation was derived from the following main categories of derivatives transactions:

o	Currency and interest rate swaps. We recognized a net loss of US$1.091 billion in the three-month period ended March 31, 2020 from currency and interest rate swaps, compared to a net loss of US$9 million in the same period in 2019. These swaps are primarily used to convert debt denominated in other currencies into U.S. dollars to protect our cash flow from exchange rate volatility.

o	Nickel derivatives. We recognized a net loss of US$1 million in the three-month period ended March 31, 2020 compared to a net gain of US$20 million in the same period in 2019. As of December 2019, most of these derivatives have already been settled.

o	Bunker oil, Gasoil and Brent derivatives. We recognized a net loss of US$345 million from fuel derivatives in the three-month period ended March 31, 2020 compared to a net gain of US$30 million in the same period in 2019. This loss was due to the volatility in the 2020 spot price of bunker oil, brent crude oil and gasoil.

The increase in our financial expense in the first quarter of 2020 relative to the same period in 2019 was offset by:

•	A decrease in financial expense of US$283 million, to US$525 million in the three-month period ended March 31, 2020 from US$808 million in the same period in 2019, attributable primarily to: (i) US$328 million decrease in the fair value of our shareholder debentures and (ii) US$38 million decrease in expenses as a result of lower loans and borrowings gross interest, which were partially offset by US$150 million increase in the fair value of our financial guarantees provided for certain associates and joint ventures.

•	An indexation loss of US$19 million in the three-month period ended March 31, 2020 compared to a loss of US$81 million in the same period in 2019, mainly due to a change in the discount rate applied in measuring the present value of the provisions related to the Brumadinho event, associated with changes in the expected timing of the cash outflows for that provision.

Equity results and other results in associates and joint ventures

In the three-month period ended March 31, 2020, our equity results and other results in associates and joint ventures accounted for a loss of US$166 million compared to a gain of US$84 million in the same period in 2019, mostly due to the negative results from (i) Companhia Siderúrgica do Pecém, in the amount of US$75 million (due to the capital increase), (ii) VLI, in the amount of US$30 million, and (iii) the pelletizing companies in Tubarão, with a negative variation in the amount of US$56 million (due to lower production of pellets). Additionally, we made available in the three-month period ended March 31, 2020 the amount of US$56 million compared to US$30 million in the same period in 2019, which was fully used to fund Samarco’s working capital.

Income taxes

In the three-month period ended March 31, 2020, we recorded a net income tax benefit of US$649 million, compared to a net income tax benefit of US$632 million in the same period in 2019. In the three-month period ended March 31, 2020, our effective tax rate was different from our statutory tax rate of 34%, mainly due to: (i) the recognition of the positive impact of the exchange variation on the tax losses carryforward net of unrecognized tax losses of our subsidiaries (impact of US$237 million), and (ii) tax incentives which includes the benefit from the payment of interest on stockholders’ equity, and tax incentives from our iron ore, pellets, copper and nickel operations in the North and Northeast regions of Brazil (impact of US$310 million). The reconciliation from statutory tax rate to our effective tax rate is presented in note 7 to our Interim Financial Statements.

Liquidity and Capital Resources

Overview

In the ordinary course of business, our main funding requirements are for capital expenditures, dividend payments and debt service. We expect to meet these requirements, in line with our historical practice, by using cash generated from our operating activities and borrowings.

We maintain disciplined capital allocation, with two main capital projects currently in the pipeline, and we are constantly evaluating opportunities for additional cash generation. We are committed to continuing our efforts to reduce our costs and expenses and our debt leverage.

Sources of funds

Our main sources of funds are our operating cash flow and borrowings. The amount of operating cash flow is strongly affected by global prices for our products. In the three-month period ended March 31, 2020, our operating activities generated cash flows of US$1.685 billion, US$515 million lower than the US$2.200 billion generated in the same period of 2019, mainly driven by lower sales volumes. As of March 31, 2020, our cash and cash equivalents were US$11.788 billion compared to US$7.350 billion as of December 31, 2019.

In the three-month period ended March 31, 2020, we took precautionary measures in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the COVID-19 outbreak. We drew down US$5 billion under our revolving credit lines maturing June 2022 (US$2 billion) and December 2024 (US$3 billion) and discontinued our nickel hedge accounting program by selling the contract options for US$230 million.

Uses of funds

In the ordinary course of business, our principal funding requirements are for capital expenditures, dividend payments and debt service. In addition, in the three-month period ended March 31, 2020, we used a total amount of cash of US$376 million, compared to US$104 million in the same period of 2019, in matters related to the rupture of Dam I, consisting of US$217 million in connection with the de-characterization of dams and obligations assumed under Brumadinho-related settlements and US$159 million of expenses in connection with communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, and taxes, among others.

Capital expenditures

In the three-month period ended March 31, 2020, our capital expenditures amounted to US$1.124 billion, including US$145 million for project execution and US$979 million dedicated to sustaining our existing operations. This represents an increase of US$513 million in capital expenditures over the same period in 2019, mainly due to the execution of filtration projects following our decision to reduce the dependency on tailings dam and the anticipation of payments to suppliers, especially small and medium-sized contractors, as a measure to mitigate the impacts of the COVID-19 pandemic on our value chain.

Distributions and repurchases of equity securities

We did not pay any dividends or repurchase any of our shares in the three-month period ended March 31, 2020.

Tax payments

We paid US$251 million in income tax in the three-month period ended March 31, 2020, excluding the payments made in connection with the REFIS tax settlement program, compared to US$378 million in the same period of 2019. In the three-month period ended March 31, 2020, we paid a total of US$98 million, compared to US$112 million in the same period in 2019, in connection with the REFIS.

Repayment of debt

In the three-month period ended March 31, 2020, we repaid US$375 million under our financing agreements.

Debt

As of March 31, 2020, our outstanding debt was US$17.075 billion (including US$16.918 billion of principal and US$157 million in accrued interest). As of March 31, 2020, US$180 million of our debt was secured by our property, plant and equipment. As of March 31, 2020, the weighted average of the remaining term of our debt was 7.3 years.

As of March 31, 2020, the short-term debt and the current portion of long-term debt was US$940 million, including accrued interest.

Our major categories of long-term indebtedness are described below. The principal amounts shown below include the current portion of long-term debt and exclude any accrued interest.

•	U.S. dollar denominated loans and financing (US$8.109 billion as of March 31, 2020). This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.

•	U.S. dollar denominated fixed rate notes (US$5.949 billion as of March 31, 2020). We have issued through public offerings several series of fixed-rate debt securities, directly by Vale and through our wholly-owned finance subsidiary Vale Overseas (debt securities guaranteed by Vale) totaling US$5.651 billion. Our subsidiary Vale Canada has outstanding fixed-rate debt in the amount of US$297 million.

•	Euro denominated loans and financing (US$220 million as of March 31, 2020). This category includes loans from export credit agencies.

•	Euro denominated fixed rate notes (US$826 million as of March 31, 2020). We have issued in a public offering €750 million of this series of fixed rate debt securities denominated in Euros.

•	Other debt (US$1.814 billion as of March 31, 2020). We have outstanding debt, principally owed to the Brazilian Economic Development Bank (“BNDES”), Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

We have a variety of credit lines available, including the following:

•	Two revolving credit facilities with syndicates of international banks, which will mature in 2022 and 2024. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on reducing our cost of capital. We drew down all of our revolving credit facilities in the total amount of US$5 billion as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the COVID-19 outbreak.

•	A R$400 million financing agreement with BNDES to finance acquisition of equipment.

Some of our long-term debt instruments contain financial covenants. In particular, instruments representing 12.22% of the aggregate principal amount of our total debt require that we maintain, as of the end of each quarter, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with the BNDES, as well as in financing with other export and development agencies and lenders. As of March 31, 2020, our consolidated ratio of total debt to Adjusted EBITDA for the past 12 months was 1.21 to one, and our consolidated interest coverage ratio was 14.8 to one. As of March 31, 2020, we were in compliance with our financial covenants.

As of March 31, 2020, the corporate financial guarantees we provided for certain associates and joint ventures (limited to our proportionate direct or indirect interest in them) totaled US$1.550 billion.

EXHIBIT INDEX

Exhibit 99: Awareness Letter of PricewaterhouseCoopers Auditores Independentes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Ivan Fadel
Name: Ivan Fadel
Title: Director of Investor Relations

Date: July 6, 2020